UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Farm from a Box, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
February 6, 2012

Physical address of issuer
101 The Embarcadero #214, San Francisco, CA 94105

Website of issuer
www.farmfromabox.com

Name of intermediary through which the Offering will be conducted
Opendeal Inc.dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2.0% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$535,000.00

Deadline to reach the target offering amount
March 16, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2016)	Prior fiscal year-end (December 31, 2015)
Total Assets	$200,940.00	$1,000.00
Cash & Cash Equivalents	$85,645.00	$0.00
Accounts Receivable	$91,000.00	$0.00
Short-term Debt	$417,149.00	$200,164.00
Long-term Debt	$111,000.00	$160,000.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$800.00	$800.00
Net Income	-$103,589.00	-$258,943.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 21, 2017

FORM C

Up to $535,000.00

Farm from a Box, Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Farm from a Box, Inc., a California Corporation (the "Company" as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $535,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Opendeal Inc.dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$535,000.00	$26,750.00	$508.250.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba Republic will receive a commission equivalent to 2% of the Securities being issued in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.farmfromabox.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 21, 2017

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

        THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

        THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

        PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND

CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and

financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 8
    The Business 8
    The Offering 9
RISK FACTORS 9
    Risks Related to the Company's Business and Industry 9
    Risks Related to the Securities 17
BUSINESS..19
    Description of the Business..19
    Business Plan..19
    History of the Business 19
    The Company's Products and/or Services 20
    Competition..20
    Supply Chain and Customer Base..20
    Intellectual Property and Research and Development 21
    Real Property 21
    Governmental/Regulatory Approval and Compliance 21
    Litigation 21
    Other..21
USE OF PROCEEDS 22
DIRECTORS, OFFICERS AND EMPLOYEES 22
    Directors...22
    Officers...23
    Employees 24
CAPITALIZATION AND OWNERSHIP 24
    Capitalization 24
    Ownership 25
FINANCIAL INFORMATION 26
    Operations 26
    Liquidity and Capital Resources 27
    Capital Expenditures and Other Obligations...27
    Material Changes and Other Information...27
    Trends and Uncertainties...27
THE OFFERING AND THE SECURITIES..27
    The Offering...27
    The Securities...28
    Voting and Control...29
    Anti-Dilution Rights..30
    Restrictions on Transfer 30
    Other Material Terms..30
TAX MATTERS..30
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 31
    Related Person Transactions 31
    Conflicts of Interest...31
OTHER INFORMATION 31
    Bad Actor Disclosure 31
EXHIBITS 34
    EXHIBIT A...35

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.farmfromabox.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Farm from a Box, Inc. (the "Company") is a California Corporation, formed on February 6, 2012.

The Company is located at 101 The Embarcadero #214, San Francisco, CA 94105.

The Company's website is www.farmfromabox.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Farm from a Box is an innovative off-grid toolkit for sustainable, tech-powered agriculture. It is the easiest and most efficient way to start and maintain a 2-acre planted farm. This "Swiss army knife" of farming can connect communities to healthy, sustainably grown food and revolutionize local food production.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	160,543
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	535,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	670,543
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	March 16, 2018
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 29 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We do not have a lengthy operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of California on February 6, 2012. Accordingly, we do not have a long history upon which an in-depth evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with newer enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company is subject to certain benefit corporation requirements.
The Company is a California benefit corporation. As such, as it has certain privileges and is subject to certain requirements that may be detrimental to the interests of investing shareholders. Unlike a normal corporation, where the interests of shareholders are paramount, the Company's officers and directors must also take into consideration the stakeholder interests of employees and customers, and the Company's ability to accomplish its public benefit purposes. In any shareholder derivative suit, the Company may not be found at fault for failing to act for the benefit of its shareholders if such lack of action is attributable to addressing any of the aforementioned concerns. In addition, the Company is required to measure its social and environmental performance against a third-party standard and must furnish state regulatory authorities with annual reports, incurring additional costs. Investors may see a lesser return on their investment by investing in the Company than they would by investing in a non-benefit corporation.

As a distributor of small farming systems, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with implementing new lines of business or offering new products and services within existing lines of business, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Customers often finance purchases of our products.
Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on the results of our operations, financial condition, and liquidity. Our Farm from a Box unit requires certain climactic conditions to operate to capacity. Solar panels are key to generating power and pumping the water needed to grow crops. Should weather conditions reduce the water required for a successful harvest, our Farm from a Box unit will have diminished effectiveness, likely resulting in reduced sales.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly.
Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulation of GHG emissions, and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Our trademarks and other intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding trademarks, patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company raised in the Regulation CF offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount previously raised in the Regulation CF offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute to our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
While the Company is dependent on Brandi DeCarli and Scott Thompson in order to conduct its operations and execute its business plan, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Brandi DeCarli or Scott Thompson die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person would have a significantly adverse effect on the Company and its operations.

The proceeds from the Offering are necessary to the Company's operations.

Without the proceeds of the Offering, the Company may not be able to sustain its operations. The Company may not have adequate alternative sources of capital and therefore, is entirely dependent on this Offering. If the Company has misjudged the amount of capital it needs or needs additional capital in the future, it may not be able to obtain such capital and may not be able to continue operations. This provides the Company with very little financial flexibility to adapt to the market and industry in which it operates. This lack of capital and flexibility could harm the Company and cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
To date, the Company has not prepared any audited financial statements. Thus, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" for further details.

Growth rates higher than planned or the introduction of new products requiring special components could create higher demand greater than we can source.
Although we believe that there are alternative sources available for our key components, there can be no assurance that we would be able to acquire such components from alternative sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to safety standards.

Our third-party co-manufacturers may not produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The

failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

A certain number of our raw material contracts may have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer a reseller may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a service needed for many applications. This is due to the functionality of our product and aggregation of "best of" technologies and components. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate sales at our current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products, which could have an adverse effect on our business and results of operations.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of critical components is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and labor are a significant operating expense. The cost of raw materials and labor can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, labor, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as agriculture, academia and community development, where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a

formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage, could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Utility companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although

no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our aggregation of technologies and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technologies, we rely on a combination of copyright and trademark laws, patents (application filed, registration pending), trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We may come to depend on profitable royalty-bearing licenses of our Farm from a Box small farm systems and support technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We may depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new technology and methodologies necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Netafim, Grundfos & SMA to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, develop the most current training methodologies, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional buying seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we may face advanced attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We currently obtain components from limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company will enter into agreements for the supply of many components and pricing, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product may be delayed or constrained, or a key manufacturing vendor may delay shipments of completed products to us adversely affecting our business and results of operations.

The Company faces potential adverse legislation and government regulation.
The Company is subject to federal, state and local legislation and regulation, targeted both at small businesses generally and more specifically at the Company's industry and target market. Certain aspects of such regulation may currently be the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts. Modifications to existing legislation or regulations or imposition of new legislation or regulations applicable to the Company, our customers, and counterparties could have an adverse impact on our business. For example, a state law imposing compulsory licenses and levying additional taxes on individuals seeking to conduct modular farming would likely lead to a decline in the Company's sales. Off-grid farming in particular has faced significant opposition and intervention from numerous state and local authorities and future enactment of legislation or regulations unfavorable to the Company's interests is likely.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights.

Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Farm from a Box is an innovative off-grid toolkit for sustainable, tech-powered agriculture. It is the easiest and most efficient way to start and maintain a 2-acre planted farm. This "Swiss army knife" of farming can connect communities to healthy, sustainably grown food and revolutionize local food production.

Business Plan
A Farm from a Box is a modularly designed farm system that provides the tools and technology needed to support a 2-acre off-grid farm. Farm from a Box manufactures and sells this system (patent protection pending) direct to consumers and large-scale buyers.

History of the Business
Farm from a Box was incorporated in February 2012 by Scott Thompson and Brandi DeCarli as a California corporation. The two founders began working on Farm from a Box in a full-time capacity in 2013. Farm from a Box is a registered benefit corporation, based in San Francisco, California.

Farm from a Box was initially designed to offset standard food aid by providing communities with the tools needed to grow their own food locally. While the product still very much fits that need and the international aid/development sector, the first targeted market and buyer has changed. Rather than focusing solely on the international development

sector, Farm from a Box will focus primarily on the domestic U.S. market first. The domestic market poses less risk and greater opportunity for a broad customer base that can help the business generate revenue on a quicker and more reliable timeline. Once the manufacturing and supply chains are more firmly established, Farm from a Box will strategically scale out to meet international demand, unless a significant partnership that holds the potential for large scale purchases initiates a collaboration.

The Company's Products and/or Services

Product / Service	Description	Current Market
Off-grid farming infrastructure	The toolkit provides a complete infrastructure for a small farm and training to teach a farmer to grow food for an enterprise or for themselves to eat.	Individuals/Commercial farmers, Schools, Farm to Table, Underserved communities

Built from a modified 20 ft. shipping container, each unit contains a complete ecosystem of climate smart technologies to enhance agricultural productivity; from renewable power and micro-drip irrigation, to sensors and Wi-Fi connectivity and integrated climatized cold storage unit. Within the AgTech market, we are targeting the local food movement; individuals/families, farm-to-table, schools, farmer training centers, and NGOs in underserved communities. The proceeds from this offering will allow us to expand this proven system and scale up our operations so that we can have the runway and staff needed to commercialize the unit and fulfill purchases.

Farm from a Box grows a full crop, outside in the sun and soil, utilizing the container as the secured powerhouse for the off-grid system, technology, tools and cold-storage. Each Farm from a Box unit is built with interchangeable components, allowing the system to fit the specific needs of the user and local climate. After a basic assessment, the product is made to order, and shipped to the buyer's location. By offering direct-to-consumer sales, costly inventory is reduced, units are tailor-made to order, and the consumer experience in improved with a direct product-buyer relationship.

The Farm from a Box system combines "best-in-class" components from globally recognized companies that ensure quality, maximum efficiency, and longevity. This gives Farm from a Box a sustained competitive advantage within the agricultural sector with its innovative product and proven technology. The interchangeability of the Box's components makes it a dynamic product that can work in a broad range of applications and climates.

Prototypes
The Company has built two fully functional Farm from a Box prototype units, our initial 1.0 prototype design and a beta 2.0 unit. See "FINANCIAL INFORMATION – Operations" on page 30 for additional information.

Competition
Farm from a Box is uniquely positioned in the market and has few potential competitors. While companies such as Freight Farms and CropBox utilize a shipping container to produce local food, they grow primarily leafy greens hydroponically inside of our unit's container with LED lighting.

Supply Chain and Customer Base
Farm from a Box is a toolkit that is comprised of the hardware and technology required to support an off-grid 2-acre farm. The product does not include any organic or raw material, as that is left to the discretion of the farmer/buyer. Such tools and technology that are included are sourced and made available from Farm from a Box's selected suppliers noted for quality and durability. These supplier relationships include Netafim, renown pioneer in water-efficient drip irrigation systems; Grundfos, the world's largest pump manufacturer; and Trojan, the global leader in battery technology. Farm from a Box will supply resources on training, technology use and maintenance, along with servicing support.

Farm from a Box is currently testing its units in varying climates and with different user sets in preparation for large scale production and customer order fulfillment. This product offers an agricultural solution for public and private sector in agricultural commerce, government, humanitarian aid and disaster relief. These customers/users include schools, training centers, individuals/families, nonprofit organizations, aid groups. Farm from a Box is ideally suited for jumpstarting local food production for helping new farmers, supplementing nutritional needs of a family or community. It can also be a powerful mechanism for income generation and increasing self-sufficiency and resilience.

Intellectual Property and Research and Development

Patents
Because the Farm from a Box unit offers a unique and original design to small holder farming systems, we have submitted a provisional patent application to the U.S. Patent and Trademark Office, which is currently pending. The invention encompasses the Farm from a Box system and at least one container that includes all the components and systems required to assist communities conducting agricultural activities and provide sufficient food for other off-grid localized food production. The invention also provides a method of use of the container, components and systems described herein to assist people with farming activities conducted outside of the containers, thus enabling the unit owner to successfully and efficiently conduct organic and small-scale farming.

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Publication Date	Country
86050849	Goods and Services	Design (leaf)	August 28, 2013	May 27, 2014	USA
86050823	Goods and Services	FARM FROM A BOX & Design (Leaf)	August 28, 2013	June 10, 2014	USA

Farm from a Box's Research and Development costs to date total $642,710; and have been allocated to: (a) discovery research of market need, target areas for innovation, (b) conceptual development of product, from renderings and design work, to material and system refinement, (c) partnership development for testing proof of concept with required labor, technology and materials, (d) engineering and fabrication of prototype(s), (e) development and maintenance of technological and managerial infrastructure needed to support product R&D, and (f) costs required to file trademarks and register intellectual property. Additional R&D support provided with voluntary time by unpaid parties and consultants and on advances made by suppliers.

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
101 The Embarcadero #214, San Francisco, CA 94105	Lease	Company headquarters

Governmental/Regulatory Approval and Compliance
Because Farm from a Box is a toolkit and not a direct producer, it is not affected by existing government regulations around agricultural production. That said, the farmer/user will be required to act in compliance with the FDA Food Safety Modernization Act (the "FSMA"). The FSMA provides exemptions from most of its requirements to farms with: 1) produce that used for personal or on-farm consumption, 2) less than $500,000 in annual gross sales, and 3) more than half of the product is sold to "qualified end users, "defined as consumers and restaurants or retailers (not including wholesalers or distributers) either in-state or within 275 miles of the farm or facility." (See Section 112.2b of the FSMA.) Additionally, if the farmers plan to sell their crop, they will need to act in compliance with each state's retail and food service codes.

Litigation
None

Other
The Company's principal address is 101 The Embarcadero #214, San Francisco, CA 94105

The Company does not have any additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	0%	$0	4%	$40,000
Legal Fees	0%	$0	3%	$30,000
Accountant Fees	0%	$0	1.2%	$12,000
Sales/ Marketing	0%	$0	6.5	$65,000
Working Capitol	0%	$0	16%	$160,000
Training/ Deployment	0%	$0	4.6%	$46,000
Future Wages	69%	$34,500	35.7%	$357,000
Repayment of Debt	0%	$0	13.5%	$135,000
G & A Rent Office/Insurance	9%	$4,500	3.6%	$36,000
Travel	12%	$6,000	6.8%	$68,000
Data IoT / Reporting	0%	$0	1.2%	$12,000
Contingency	0%	$0	3.9%	$39,000
Total		**$50,000**		**$1,000,000**

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Scott Thompson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and President, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Farm from a Box Co-Founder and President, responsible for Company operations, marketing, fundraising, outreach and negotiations (February 6, 2012 – Present).

Education
University of California, Los Angeles

Name
Brandi LeAnn DeCarli

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Secretary, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Farm from a Box Co-Founder and Secretary, responsible for Company operations, marketing, fundraising, outreach and negotiations (February 6, 2012 – Present).

Education
University of California, Berkeley, Bachelor's Degree in Fine Arts

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Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Scott Thompson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and President, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Farm from a Box Co-Founder and President, responsible for Company operations, marketing, fundraising, outreach and negotiations (February 6, 2012 – Present).

Education
University of California, Los Angeles

Name
Brandi LeAnn DeCarli

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Secretary, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Farm from a Box Co-Founder and Secretary, responsible for Company operations, marketing, fundraising, outreach and negotiations (February 6, 2012 – Present).

Education
University of California, Berkeley, Bachelor's Degree in Fine Arts

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Convertible Promissory Notes
Amount outstanding	$246,000
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The convertible promissory notes may convert into shares of Series A Preferred Stock of the Company at a later date. The availability of such Preferred Stock may be dilutive and such Preferred Stock will have greater rights than the Securities issued pursuant to Regulation CF.
Percentage ownership of the company by holders of the Convertible Promissory Notes (assuming conversion)	The percentage ownership of the Company by holders of the convertible promissory notes will depend on the amount and terms of the equity financing prompting the conversion of such notes.

Securities issued pursuant to Regulation CF:

Type of security	SAFEs (Simple Agreements for Future Equity)
Amount outstanding	135,543
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Wells Fargo Bank
Amount outstanding	$28,243
Interest rate and payment schedule	10.25%

Type of debt	Loan
Name of creditor	Marlies Thompson

Amount outstanding	$20,000
Interest rate and payment schedule	None

Type of debt	**Accounts Payable - Legal**
Name of creditor	Davis Wright Tremaine LLP
Amount outstanding	$14,678
Interest rate and payment schedule	Payment schedule to be determined.

Type of debt	**Accounts Payable - Legal**
Name of creditor	Winston Strawn LLP
Amount outstanding	$74,993
Interest rate and payment schedule	Payment schedule to be determined.

The total amount of outstanding debt of the Company is: $383,914.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	135,543	$135,543	Build and deploy beta units.	July 18, 2016	Regulation CF
Convertible Promissory Notes	18	$246,000	Fund the research, development, and prototype testing of product, and operational costs to support building the company through seed stage.	Various, October 31, 2012 to September 27, 2016	Regulation D, Rule 506(b)

Ownership

Brandi DeCarli and Scott Thompson each own 49.50% of the Company. Common stock representing a 1% ownership of the Company has been issued to an independent adviser subject to a vesting schedule.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Scott Thompson	49.50%

Brandi DeCarli	49.50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

Since its conceptual birth, Farm from a Box has already achieved some significant milestones to arrive at the point where it is offering Purchasers this investment opportunity. The Company's operations over the past few years have dedicated to building a strong foundation to launch future growth. In 2012, when the Company was founded, the operations and expenses were directed towards business formation and research/discovery, including: registration of intellectual property, problem identification, market research, initial concept planning and preliminary IP audits. With regard to the $137,000 that was spent in 2012, such costs started small and ramped up as the Company's activity increased. At the end of 2012, the founders invested in a trip to Ethiopia to better assess the dearth of foreign aid and potential opportunity for Farm from a Box to establish partnerships for its pilot program. In 2013, the Company's business strategy began to take shape with plans to run two dual pilots in California and Ethiopia, and the founders moved to full-time activity. Strategic partnerships were secured and formalized in MOUs with prominent academic support, international aid organizations, farmer groups, and agricultural advisors. Preliminary architectural designs for the Farm from a Box unit were drafted and the search for a professional design/architectural firm to design the unit began. This proved to be a challenge, as many of such firms either decried the feasibility of the project or wanted to own the entirety of the intellectual and proprietary rights for the unit.

In 2014, the Company's expenses increased from $137,000 per year to $142,000, as a contract was formed with a design firm to bring the renderings to life so fabrication could begin. Additionally, agreements were secured with product partners, including Trojan battery and Grundfos pumps. With design plans underway, Farm from a Box began the process of securing fabrication partners, for both prototype construction and also volume manufacturing. At the end of the year, the Company's founders were invited to speak at NYU Abu Dhabi, and were also able to form relationships with potential collaborators including Masdar University, the International Humanitarian City, and the United Nations World Food Programme. In 2015, Farm from a Box advanced from concept/design and partnership development to the launch of the proof of concept pilot. The Company's expenses during this year, rose to $172,000, and resulted in two prototype units instead of one: one prototype that was fabricated in California, and the 2.0 model fabricated at a large manufacturing site in Shanghai. It was a very active year, with two prototypes built, patent and trademark applications filed, and the approval of the Internal Revenue Service secured for TackleBox Lab, Farm from a Box's 501(c)(3) R&D affiliate. TackleBox Lab has submitted several grant applications which may provide philanthropic funding to support the testing of the prototypes.

Additionally, in 2015 Farm from a Box's founders were asked to speak at the World's Fair in Milan, which provided a significant showcase for the company. That trip resulted in the formation of a major partnership with the world's leading irrigation provider, Netafim. After recruiting a strong Advisory Board, in 2015 Farm from a Box successfully launched its first prototype, "Adam," which achieved strong results. In 2016, the Ethiopia pivot occurred and the focus shifted to United States, with the expansion of beta units, in preparation for large scale production.

Farm from a Box is entering a significant new phase of development, as the company is advancing from concept and planning to having a proven patent-pending product. The past several years are representative of the research, development and discovery phase of the company. Farm from a Box operated as lean startup as it worked to prove the product, establish the required partnerships and network, and build a pipeline of support. This year is pivotal, as it is focused on streamlining the product, expanding the team, building the capacity of the business as we prepare to fill orders and go into production. This is the tipping point of the business. Farm from a Box has a history of achieving significant results while remaining on a bootstrapped budget. The foundation for growth is already in place and investors can expect to see solid results with revenue being generated within the following 12 months. Based upon the

substantial interest domestically and globally with multiple applications of our product, we are confident that the sales will be robust for the future of Farm from a Box.

Company management intends to initiate sales in the next 12 months. A portion of the funds secured from the Offering will be put towards the sale of units to an international organization supporting refugee communities worldwide. Additionally, we will use funds secured from the Offering to provide units to a farm that is being operated by veteran military training program, where we see the potential to work with veterans in several verticals that will help with post-war state rebuilding, refugee camp small farming training, community development and multiple other applications. We are confident that showcasing the test models within the right organizations will catapult Farm from a Box into 2017 with great demand for units to be sold, leading to profitability and growth.

The Company currently requires $20,000.00 a month to sustain operations.

Liquidity and Capital Resources
On July 18, 2016, the Company conducted an offering pursuant to Regulation CF and raised $135,543.

Farm from a Box is a lean startup company that has been largely bootstrapping its way through each achieved milestone. Additional capital support is necessary to get through the Company's next phase of operations, which includes selling units and generating revenue. Capital is crucial for ensuring Farm from a Box can successfully meet consumer demand for the product.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditure in the past two years:

We expended $25,000 in the manufacture of the prototype #1, now in operation on the Shone Farm in Sonoma, California. The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information
None

Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 535,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $535,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 16, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will not accept investments in excess of the Minimum Amount.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related

to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised.

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX Corp.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 5,000,000 shares of common stock, par value $0.0001 per share, of which 2,010,000 common shares will be issued and outstanding, and (ii) 2,500,000 shares of preferred stock, par value $0.0001 per share, of which 0 preferred shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the amount the Purchaser paid for the Securities (the "Purchase Amount") by (b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 20.00%.

The price determined in (b) immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the product of (a) 20.00% multiplied by (b) the quotient resulting from dividing (x) the Company's current valuation immediately prior to the Liquidity Event by (y) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Marlies Thompson
Relationship to the Company	Mother of Co-Founder
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None, other than the loan itself
Description of the transaction	The mother of Scott Thompson has loaned $20,000 for the purposes of support while building the business

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security-holders:

OTHER INFORMATION

The Company Farm from a Box is currently engaging with several opportunities to partner with sectors that we feel will hold a great deal of potential downstream. They are in no particular order - Universities/ Schools for agricultural educational and training purposes, IRC for testing within the realm of helping refugee needs globally, a farm for veterans to learn farming skills, therapy and potential collaborations with military projects, Farm to Table showcases that provide a community a toolkit to grow food for profit and a scaled down version of the Farm from a Box that may serve spaces that are a fraction of the 2 acres we are testing currently.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Scott Stewart Thompson
_____
(Signature)

Scott Stewart Thompson
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Scott Thompson
_____
(Signature)

Scott Thompson
_____
(Name)

Director
_____
(Title)

12/21/17
_____
(Date)

/s/ Brandi LeAnn DeCarli
_____
(Signature)

Brandi LeAnn DeCarli
_____
(Name)

Director
_____
(Title)

12/21/17
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A
Financial Statements

Farm from a Box, Inc.

A California corporation

Financial Statements (Unaudited)
and
Independent Accountant's Review Report

TABLE OF CONTENTS

Independent Accountant's Review Report   2

Reviewed Financial Statements:

  Balance Sheets - December 31, 2016 and 2015   3

  Statements of Operations - Years ended December 31, 2016 and 2015   4

  Statement of Changes in Stockholders' Equity - Years ended December 31, 2016 and 2015   5

  Statements of Cash Flows - Years ended December 31, 2016 and 2015   6

  Notes to Financial Statements - December 31, 2016 and 2015   7 - 15

802 N Washington
Spokane, WA 99201

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management & Stockholders
Farm from a Box, Inc.
San Francisco, CA

We have reviewed the accompanying financial statements of Farm from a Box, Inc. (a California corporation), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, the accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has generated no revenue to date, sustained recurring operating losses, and its viability is dependent upon its ability to meet future financing requirements, all of which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements and related notes do not include any adjustment that might result from the outcome of this uncertainty.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, WA
December 15, 2017

Farm from a Box, Inc.
Balance Sheets
(unaudited)

	As of December 31,	
	2016	**2015**
Assets		
Current Assets		
Cash & equivalents	85,645	-
Accounts receivable	91,000	-
Other current assets	23,628	-
Total Current Assets	200,273	-
Property, plant & equipment, net	667	1,000
Total Assets	**200,940**	**1,000**
Liabilities and stockholders' equity		
Bank overdraft	-	163
Accounts payable	120,457	99,671
Accrued interest	40,987	25,986
Line of credit	29,705	29,344
Convertible notes - current	135,000	45,000
Deferred revenue	91,000	-
Total current liabilities	417,149	200,164
Convertible notes - long term	111,000	160,000
Due to related parties	20,000	20,000
Total liabilities	548,149	380,164
Commitments & contingencies	-	-
Stockholders' equity:		
Preferred stock, series A: 2,500,000 shares		
authorized, none issued and outstanding	-	-
Common stock: 5,000,000 shares authorized,		
2,010,000 and 2,000,000 issued and oustanding, respectively	5,001	5,000
Additional paid-in capital	493,243	357,700
Accumulated deficit	(845,453)	(741,864)
Total stockholders' equity	(347,209)	(379,164)
Total liabilities and stockholders' equity	**200,940**	**1,000**

See accompanying independent accountants' review report and notes to the financial statements

Farm from a Box, Inc.
Statements of Operations
(unaudited)

		For the year ended December 31,	
		2016	**2015**
Revenue	$	- $	-
Operating expenses			
Research & development		3,010	47,400
Marketing & international relations		9,175	8,000
Officer compensation		45,430	-
General and aministrative		12,991	191,125
Rent		8,295	-
Total operating expenses		78,901	246,525
Other income/(expenses)			
Depreciation		(333)	-
Financing costs		(6,827)	-
Interest		(17,528)	(12,418)
Total other income/(expenses)		(24,688)	(12,418)
Net loss before taxes	$	(103,589) $	(258,943)
Income taxes		-	-
Net loss		(103,589)	(258,943)
Net loss per share, basic & diluted		(0.052)	(0.129)
Weighted average shares outstanding, basic & diluted		**2,000,000**	**2,005,000**

See accompanying independent accountants' review report and notes to the financial statements

Farm from a Box, Inc.

Statement of Changes in Stockholders' Equity
For the years ended December 31, 2016 and 2015

	Preferred stock		Common stock		Additional paid-in		
	Shares	Amount	Shares	Amount	capital	Accumulated deficit	Total stockholders' equity
Balance - December 31, 2014	-	$ -	2,000,000	$ 5,000	$ 357,700	$ (482,921)	$ (120,221)
Net loss					-	(258,943)	(258,943)
Balance - December 31, 2015	-	-	2,000,000	5,000	357,500	(741,864)	(379,164)
SAFEs issued	-	-	-	-	135,543	-	135,543
Common shares sold @ $.0001/share	-	-	10,000	1		-	1
Net loss	-	-	-	-	-	(103,589)	(103,589)
Balance - December 31, 2016	-	$ -	2,010,000	$ 5,001	$ 493,043	$ (845,453)	$ (347,209)

See accompanying independent accountants' review report and notes to the financial statements

Farm from a Box, Inc.
Statements of Cash Flows
(unaudited)

	For the years ended December 31	
	2016	**2015**
Cash flows from operating activities		
Net loss	(103,589)	(258,943)
Adjustments to reconcile net loss to net		
cash provided by operating activities:		
Depreciation	333	-
(Increase) Decrease in operating assets		
and increase (decrease) in operating liabilities:		-
Accounts receivable	(91,000)	-
Accounts payable	20,785	44,000
Deferred revenue	91,000	-
Accrued interest	15,001	12,418
Other receivables	(23,627)	-
Net cash used in operating activities	**(91,097)**	**(202,525)**
Cash flows from financing activities		
Bank overdraft	(162)	162
Proceeds from convertible notes	41,000	172,000
Proceeds from sale of SAFEs	135,543	-
Proceeds from line of credit, net	361	29,324
Net cash provided by financing activities	**176,742**	**201,486**
Net increase in cash	85,645	(1,039)
Cash at beginning of period	-	1,039
Cash at end of period	**85,645**	**-**
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Taxes	$ 800	$ 800

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations
Farm From a Box (the "Company") was organized on February 6, 2012 in the state of California. The Company is headquartered in San Francisco, California. The Company's website is www.farmfromabox.com.

The Company is an innovative off-grid toolkit for sustainable, tech-powered agriculture. It is an easy and efficient way to start and maintain a 2-acre planted farm. This "Swiss army knife" of farming can connect communities to healthy, sustainably-grown food and revolutionize local food production.

The box is a modularly designed farm system built from a modified 20-foot shipping container that provides the tools and technology needed to support a 2-acre off-grid farm. Farm From a Box will manufacture and sell this system (patent protection pending) direct to consumers and large-scale buyers. Each unit contains a complete ecosystem of climate smart technologies to enhance agricultural productivity; from renewable power and microdrip irrigation to sensors and WiFi connectivity.

Farm From a Box grows a full crop, outside in the sun and soil, utilizing the container as the secured powerhouse for the off-grid system, technology, tools and cold-storage. Each Farm From a Box unit is built with interchangeable components, allowing the system to fit the specific needs of the user and local climate. After a basic assessment, the product is made to order and shipped to the buyer's location. By offering direct-to consumer sales, costly inventory is reduced, units are customized, and the consumer experience is improved with a direct product-buyer relationship.

The Farm From a Box system combines "best-in-class" components from globally recognized companies that ensure quality, maximum efficiency, and longevity. This gives the Company a sustained competitive advantage within the agricultural sector with its innovative product and proven technology. The interchangeability of the Box's components makes it a dynamic product that can work in a broad range of applications and climates.

The Company was initially designed to offset standard food aid by providing communities with the tools needed to grow their own food locally. While the product still very much fits that need and is compatible with international aid/development sector, the Company's target market has changed. Rather than piloting its products internationally, Farm From a Box will initially focus its launch within the domestic U.S. market. The domestic market poses less risk and greater opportunity for a broad customer base that can help the business generate revenue on a quicker and more reliable timeline. Once the manufacturing and supply chains are more firmly established, Farm From a Box will strategically scale out to meet international demand.

The Company's year-end is December 31.

FARM FROM A BOX, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2016 and 2015

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks, Uncertainties, and Going Concern
As of December 31, 2016, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, research, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has generated no substantial revenue to date and has incurred cumulative net losses from operations totaling roughly $830,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from principle operations. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company was incorporated under the laws of California on February 6, 2012. Accordingly, there is little history upon which an in-depth evaluation of the prospects and future performance of the Company can be made. The proposed operations of the Company are subject to all business risks associated with any new business venture. The Company's business and operations are sensitive to general business and economic conditions in the United States. The likelihood of the creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and

delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company anticipates an increase in operating expenses for the near future and there can be no assurances as to the current or future profitability of the Company.

The Company may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with implementing new lines of business or offering new products and services within existing lines of business, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the business, the financial conditions or the results of operations may be adversely affected.

As a distributor of small farming systems, the business depends on developing and maintaining close and productive relationships with its vendors. The Company depends on their vendors to sell quality products at favorable prices. Many factors outside of the Company's control, including, but not limited to, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect the vendors' ability to deliver quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products purchased. Vendor consolidation could also limit the number of suppliers from which the Company may purchase products and could materially after the prices paid for products. The Company would suffer an adverse impact if vendors limit or cancel the return privileges that currently protect the Company from inventory obsolescence.

The Company sources certain packaging materials, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers. Although alternative suppliers may be available, the loss of any of the Company's packaging material suppliers could adversely affect the results of operations and financial condition. The inability to preserve the current economics of these arrangements could expose the Company to significant cost increases in future years.

Manufacturing or design defects, unanticipated use of Company products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to Company products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the marketplace. Any recall could result in significant costs as well as negative publicity that could reduce demand for Company products. Personal injuries relating to the use of Company products can also result in product liability claims being brought against the Company. In some circumstances, such

adverse events could also cause delays in new product approvals. Similarly, negligence in performing Company services can lead to injury or other adverse events.

The Company's business exposes them to potential product liability risk as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of the Company's products. The Company sells products in industries such as agriculture, academia and community development, where the impact of product liability risk is high. In the event the Company's products actually or allegedly fail to perform as expected and the Company is subject to such claims above the amount of insurance coverage, outside the scope of insurance coverage, or for which there is no coverage, the Company's business, results of operations and reputation risk adverse effects. The Company's products may be subject to recall for performance or safety-related issues. These events also subject the company to reputational harm, potential customer loss and reductions in revenue.

Both cyclical and seasonal fluctuations in internet usage and traditional buying seasonality may affect the Company's business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in the Company's quarterly results, including fluctuations in revenues.

Like others in the industry, the Company may face advanced attacks on its information infrastructure where various proprietary information and sensitive/confidential data relating the business operations is stored and managed. These attacks may include sophisticated malware (viruses, worms and other malicious software vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise the Company's confidential information or that of their customers. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operations of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure system or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which could, in turn, adversely affect the business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Revenue Recognition
The Company recognizes revenue only when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. Additionally, accounts receivable are recognized when any of the aforementioned conditions exist and the Company has reasonable assurance as to the collectability of the outstanding balance. As of December 31, 2016, the Company had recorded $91,000 of accounts receivable for invoiced sales that did not yet meet the criteria for revenue recognition, and are reported as deferred revenue.

Advertising costs
The Company's advertising and marketing costs are expensed as incurred.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

> The carrying amounts reported in the balance sheets approximate their fair value.

Research and Development
Research and development costs, including patent and trademark development, are expensed as incurred. Total expense related to research and development was $3,010 and $47,400 for the years ended December 31, 2016 and 2015, respectively. The Company is actively pursuing patents and other intellectual property, however significant uncertainty remains around the granting of these applications. As a result, no costs related to patent or trademark development are currently capitalized.

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes and is taxed as a subchapter S-corporation under federal and state statutes. Accordingly, the Company's taxable income or loss is allocated to its stockholders in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the State of California.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2013 are subject to federal and state tax examinations.

The Company is also subject to minimum corporate taxes and fees in the State of California. These taxes and fees, which are $800 annually, are not based on income and presented in general and administrative expenses in the Company's statements of operations.

Receivables & Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice, or, if unspecified, are applied to the earliest unpaid invoice. The Company assesses the financial strength of its customers on a regular basis. Accordingly, the Company believes that the credit risk exposure of its accounts receivable is minimal and has had no significant write-downs of its accounts receivable balance. As of December 31, 2016 and 2015, the Company had an accounts receivable balance of $91,000 and $0, respectively, and no allowance for doubtful accounts was considered necessary.

Property & Equipment
Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Leasehold improvements are depreciated over the short of the useful life or life of the lease. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment.

As of December 31, 2016 and 2015, the Company had 3-year computer equipment of $1,000, with corresponding accumulated depreciation of $333 and $0, respectively. During the years ended December 31, 2016 and 2015, the Company recognized $333 and $0, respectively, in depreciation expense.

Cash and Cash Equivalents
In accordance with US GAAP, the Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash is solely made up of funds held in the Company's checking account. The Company maintains its cash with a mjor financial institution located in the United States, which it believes to be credit-worthy. The Federal Deposit Insurance Corporation insurances balances up to $250,000 and, at times, the Company may maintain balances in excess of these limits. As of December 31, 2016, the Company had 85,645 in cash on hand. At December 31, 2015, the Company had overdrawn its bank account in the amount of $163.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluations the effect that the updated standard will have on these financial statements and related disclosures.

In February 2016, FASB issued ASU 2016-02, "Leases," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. It will also require disclosures to help investor and other financial statements users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those annual years, and early adoption is permitted. The Company is currently evaluations the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – COMMITMENTS & CONTINGENCIES

Legal Matters
As of December 31, 2016 and 2015, the Company had outstanding legal fees in the amount of $99,680, which are included in accounts payable. These fees were incurred in the normal course of business and are not related to any ongoing litigation or legal complaints.

Leases
The Company leases its office space from its President and co-founder under a verbal, month-to-month agreement. Lease payments vary and amount to roughly $750 per month. Lease expense recognized during the years ended December 31, 2016 and 2015 amounted to $8,295 and $0, respectively.

NOTE 3 – DEBT

As of December 31, 2016 and 2015, the Company had convertible promissory notes with 19 individuals with principle balances of $246,000 ($135,000 maturing within 1 year) and $205,000 ($45,000 maturing within 1 year) outstanding, respectively. These notes accrue interest at rates between 4%-10% and mature between October 2017-September 2019. Each note is convertible prior to maturity into shares of the Company's Series A Preferred Stock, pending a qualified financing event. The availability Preferred Stock will have greater rights than securities issued under the Company's Regulation CF offerings, and the ownership percentage by the convertible note holders will vary depending upon the amount of the qualified financing that prompts conversion of such notes. The notes are also voluntarily convertible upon maturity into shares of the Company's common stock at a discount between 10%-30% of the latest common stock offering price.

As of December 31, 2016 and 2015, the Company had accrued interest on the notes in the amount of $40,987 and $25,986, respectively. Interest expense recognized in the statement of operations for the years ended December 31, 2016 and 2015 amounted to $14,489 and $12,418, respectively.

The Company also has an available $30,000 line of credit outstanding with its financial institution, with a current annual interest rate on purchases and cash advances of 10.25%. As of December 31, 2016 and 2015, amounts drawn on the line amounted to $29,705 and $29,344, respectively. Current monthly minimum payments total roughly $590 per month and $3,039 in interest and finance charges were recognized during the year ended December 31, 2016.

NOTE 4 – STOCKHOLDERS' EQUITY

Preferred Series A
The Company had authorized 2,500,000 shares of preferred stock for issuance, which are available under conversion of outstanding promissory notes (see Note 3). As of December 31, 2016 and 2015, no shares of preferred stock were issued or outstanding.

Common Stock
The Company has authorized 5,000,000 shares of common stock. The Company's two co-founders were each issued 1,000,000 (after adjusting for the effect of a 2-for-1 stock split during FYE 12/31/2012) shares for aggregate proceeds of $5,000 and compensation for their management services, which were issued and outstanding prior to and during the year ended December 31, 2015. The Company's officers also incurred various out-of-pocket expenses and loaned funds to the Company in the aggregate amount of $357,700 prior to the year ended December 31, 2015, which is recognized in additional paid-in capital. During the year ended December 31, 2016, the Company sold

10,000 shares to an independent adviser for total consideration of $1, resulting in an aggregate 2,010,000 shares issued and outstanding as of December 31, 2016.

SAFEs
The Company has also issued SAFEs (Simple Agreements for Future Equity, pursuant to a Regulation CF offering during the year ended December 31, 2016) for aggregate proceeds of $135,543, recognized as additional paid-in capital. The Company incurred $6,827 in fees related to this offering, presented as "financing costs" in the Company's statements of operations. Upon a qualified equity financing in which the Company issues and sells preferred stock at a fixed price, the SAFEs will automatically be converted into preferred shares at a rate of (a) $7,000,000 divided by the sum of the Company's shares of all stock and convertible securities, plus any shares reserved under an equity incentive plan, or (b) a 90% discount on the standard preferred share price sold during the equity financing. As of December 31, 2016, $23,627 of these raised funds were pending receipt by the Company from escrow.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company may, from time to time, engage in transactions with related parties. Related parties are defined as officers or directors of the Company, any beneficial owner of 10% or more of the Company's voting securities, any promotor, or any immediate family member of the aforementioned individuals or any entity owned or controlled by such persons. As of December 31, 2016 and 2015, the Company had taken out a loan with the father of the Company's President in the amount of $20,000, non-interest bearing and payable upon a qualified financing event.

As identified in Note 2, the Company leases office space from its President.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2016 through December 15, 2017, the date these financial statements were available to be issued, and has determined that the following events require disclose:

> During Q1 2017, the Company delivered its first and installed its first product, recognizing $91,000 in deferred revenue.

> In November 2017, the Company issued a $10,000 convertible promissory note, with substantially the same terms as prior notes described in Note 3.

> In December 2017, the Company began the initial steps to undertake a second offering under Regulation CF.

Farm from a Box: Building Local Food Access

There are 50 million people within the United states that don't have enough access to food.

My name is Brandi DeCarli, I'm the co-founder of Farm from a Box.

Tomatoes travel 1500 miles from farm to plate.

We are now looking at 60,000,000 different people from around the world that are displaced from their homes

The tools technology and knowledge exist today to make equitable access to food possible

Farm from a Box is the complete all in one tool to really provide that independence and food sovereignty

Ganesan:

Farm from a Box is a unique concept

It is the Swiss Army Knife of Farming

It comes with its own solar power panels that generates enough power that is required for taking care of the farming operations

It has its own water filter pump etcetera

So, What our goal is that a farmer will be able to do almost all the things that are required and needed in 2 – 4 acres

Brandi:

Each 20 foot shipping container comes with a complete system water efficient drip irrigation and basic farm tools.

But we didn't stop there, we also have connected the box with wi-fi capabilities and a compete IOT system

Scott:

And I think the pride we have in our product is fact the we are bringing the best solutions to bear in one simple unit that can be customized to any culture climate or community

Brandi:

And this is my dream

What I'm all about and I believe in is independence empowerment and really to make a difference to communities on the ground

We have put together the team and the technology needed to make this happen on the ground

Join us

And help us build Farm from a box into an industry changing business that can provide locally grown healthy food to communities to around the world.

Together we can do well by doing good!

Let's get growing

,

EXHIBIT C
Offering Page



Company Name	Farm from a Box
Logo	
Headline	Complete off-grid toolkit for tech-powered agriculture.
Cover photo	



Hero Image



Tags

Social Impact, Eco, Agriculture, Food, Tech, B2B, Cleantech, Women Founders

Pitch text

As one of the first startups featured during Republic's launch in 2016, we have achieved significant milestones since our first campaign! With the support of our investors, we successfully deployed our 2.0 beta AND our 3.0 model, and launched internationally.

We are ready for commercial expansion!

Highlights
- Proven turnkey solution for local food production
- Cost effective and self-sustaining 2-acre farm kit
- Grows any crop- for consumption or cash
- 3.0 system ready for commercialization
- Working with United Nations World Food Programme Innovation Accelerator
- Partnered with industry-leaders: Netafim, Grundfos, Trojan and Cisco



Demand for organic and local foods are growing faster than supply and available agriculture infrastructure.

Local-based community farms have given way to large-scale industrial agriculture. But that focus on intensified production of a single crop has come at a significant price: it has degraded our soil, strained our natural resources, and decreased the nutritional value of our food.







1/3 of the planet's soil is severely degraded

70% of freshwater is used for agriculture

2/3 of fruits & vegetables eaten in the U.S. are *imported*

Consumer demand for locally produced organic food has risen sharply over growing concerns of the environmental and health risks associated with chemically intensive industrialized agriculture. But our current infrastructure can't keep up with the growing demand.

It is time to shift the focus from *mass production to production by the masses.*

Farm from a Box is a scalable, cost efficient, and community driven infrastructure for modern food production.



Farm from a Box provides a scalable agricultural infrastructure to modernize community driven farming in a cost effective and sustainable way. It is the easiest and most efficient way to start and maintain a 2-acre planted farm.

This complete turnkey system marries the classic community farm with modern clean technologies to make it more efficient, less wasteful and more productive, all with a low carbon footprint. Our ability to modularize the entire system, allows for easy construction, deployment and maintenance.

The "Swiss Army Knife" of sustainable farming





GROWS ANY CROP



 **FULLY INSULATED CONTAINER**
20' x 8' x 8' container is delivered on site with the pre-installed technology.

 **3KW SOLAR POWER**
Each unit saves on energy costs and removes need for grid access.

 **MICRO-DRIP IRRIGATION**
Easy to install precise water delivery system conserves water and stabilizes crop production.

 **SOLAR-POWERED PUMP & FILTRATION**
Maintenance-free pump connects to different water sources; from municipal line and well, to river or lake.

 **INTERNAL COLD STORAGE**
Keep crops fresh while reducing post-harvest loss by as much as 80%.

 **WI-FI CONNECTIVITY**
Provides web access for information access and remote monitoring.

 **CLOUD-BASED DATA CONTROL**
Track and monitor the productivity of the system on a virtual dashboard.

 **BASIC HAND TOOLS**
Each unit comes equipped with stocked tool area to help get you started.



Modularization

The interchangeable components allow us to tailor the unit to different climates. Designed to conserve water, save energy, and help build a healthy soil, Farm from a Box enhances agricultural productivity with clean technology in a regenerative farming system. More production with less waste means more profit.



By participating in Autodesk's pro bono consulting, we are optimizing our product for improved manufacturing processes with designs that can be scaled in a rapid and cost-effective way.



Multiple applications

By providing the tools and technology to grow a complete farm outside, our system supports any kind of crop- creating greater options for the user. If nutrition is the goal it can support fruits, vegetables, and plant based proteins. If income generation is the goal it can support whatever high-value crops suit the local market.





CONSUMPTION ←————————————————————→ **INCOME**

| Food deserts | Farm-to table | Schools | Local hubs | Commercial |

2 ACRES
of land per box

50–55
tons of produce per year

$150,000
Income potential annually

Data shown is crop dependent



✅ **Turn unproductive land into an income-earning business**

✅ **Modernize farming operations with improved technology**

✅ **Revitalize local food economies in rural communities**

✅ **Connect schools with healthy food and an ebible education**

✅ **Localize nutritious food access in food deserts**

✅ **Jumpstart food production in disaster recovery**

✅ **Increase healthy food access for refugees and people in crisis**

User Case: IRC farm "Karma"





Building community, self-sufficiency, and local economies

Working with the International Rescue Committee (IRC), we launched an urban farm unit, named "Karma," to help recently resettled refugees from Nepal and Bhutan nourish themselves and their neighbors through community farming and small-business training. Rather than having a vacant piece of land in the middle of an urban subdivision, the surrounding community sees a beautiful farm, where they can buy fresh grown produce and get to know their new neighbors. Local restaurants love it because they can buy food farm-to-fork, and get to incorporate different of flavors in their menus.



> ## FARM FROM A BOX ALLOWS OUR FARM TO OPERATE BETTER AND EXPAND. THANKS TO FARM FROM A BOX, OUR FARM NOW HAS OFF-GRID POWER TO RUN A REFRIGERATION UNIT TO STORE VEGETABLES FOR MARKET, A SOLAR-POWERED IRRIGATION PUMP TO WATER NEW FIELDS, AND WIFI CONNECTIVITY TO SUPPORT EMAIL
>
> — Thomas Stein, IRC New Roots Program Manager





United Nations World Food Programme Innovation Accelerator

Recently, the WFP has embraced a "Silicon Valley approach" to solving hunger across its global operations by launching

bold new technologies and approaches to drive lasting change, and Farm from a Box is one of them!





Named with the World's Most Innovative Companies, the World Food Programme's Innovation Accelerator piloted the first Farm from a Box unit in Tanzania to increase the availability of nutritious crops and boost the income levels for both refugees and the surrounding host communities.



Partnerships

We've gone to great lengths to design, manufacture, and source only the highest quality components for Farm from a Box. We have developed partnerships with industry leaders in sustainability; combining "best-in-class" technology from globally recognized companies that ensure quality, longevity, and support. These global partners allow us to quickly, efficiently scale our product within multiple markets through their existing distribution channels.



> ## FARM FROM A BOX BRINGS A SOLUTION TO MANY CHALLENGES IN TODAY'S FARMING-URBAN FARMING IN DEVELOPING COUNTRIES, SCHOOLS, AND TRAINING CENTERS. THIS IS A GREAT INNOVATION.
>
> — Naty Barak, chief sustainability officer, Netafim



Competition

Farm from a Box 's unique selling point as a complete IoT enabled farm solution separates us from the main leaders in the market. While our competition, Freight Farms and CropBox, focuses on niche solutions which help the growth of primarily leafy greens hydroponically inside of the container with LED lighting, Farm from a Box's ability to collect and measure data with clean, efficient technologies allows farmers and communities to improve operational efficiency, optimize water and energy use, and drive production and profits.

	Farm from a box.	CropBox	Freight Farms
Modular	✓	✓	✓
Wi-Fi enabled	✓	✓	✓
Off-grid power	✓	✓	
Data monitoring	✓		✓
Adaptable design	✓	✓	
Grows any crop	✓		
Starting prices	$55k	$75k	$85k

By providing the tools and technology to grow a complete farm outside, our system supports any kind of crop- creating greater options for the user. If nutrition is the goal it can support fruits, vegetables, and plant based proteins. If income generation is the goal it can support whatever high-value crops suit the local market.

Technology for Efficiency and Productivity



60% ⬇ **LESS WATER CONSUMPTION**
when compared to traditional irrigation methods

85% ⬇ **REDUCTION IN ONGOING ENERGY COSTS**
when compared to gas and electric power

90% ⬆ **INCREASE IN CROP YIELD**
with drip irrigation's precise water delivery

Strong Brand

We have been featured as an innovation in agriculture and food security in several publications and sites, with 7 Million views from the World Economic Forum.



THIS TOOL KIT CONTAINS ALL YOU NEED FOR A TWO-ACRE, OFF-THE-GRID FARM



A SAN FRANCISCO STARTUP PUTS EVERYTHING YOU NEED FOR A TWO-ACRE FARM IN A SHIPPING CONTAINER

 Smithsonian

FARM FROM A BOX IS MAKING THIS SOLAR-POWERED MISSION CONTROL FOR FUTURE FARMS...

 ◉CBS money watch

FARM FROM A BOX IS SEEDING AN INNOVATIVE WAY FORWARD FOR NEW AGRICULTURISTS. FROM THE OUTSIDE, IT LOOK TO BE JUST ANOTHER SHIPPING CONTAINER... AND TECHNICALLY IT IS A SHIPPING CONTAINER, ALBEIT ONE WITH SUPERPOWERS...



BESIDE magazine choose us as one of the 10 most creative and disruptive startups

...STARTUPS ARE IMAGINING AND IMPLEMENTING NEW BUSINESS MODELS THAT ARE ENTIRELY INSPIRED BY THE CIRCULAR ECONOMY. HERE ARE 10 OF THE MOST CREATIVE AND DISRUPTIVE

Cycling forward, November 2017

B≡SIDE





How togetherness and technology can transform our world

Brandi DeCarli I Ted x Ogden





Market demand

Local, organic food has grown from niche market to a booming new economy.

Nearly 82% of American households consume organic foods, but only 5% of total food production is organic. With 10% year-over-year growth for the past 5 years, the supply cannot currently keep pace with the demand.

This is a $107 Billion Total Addressable Market. The opportunity to scale up a turnkey tech-enabled infrastructure for small scale farming is massive.



The road to new, profitable markets and to expansion beyond direct-to-consumer sales is paved with infrastructure. Our initial focus will be on individual and commercial farmers within the U.S. as 85% of our buyer interest in coming from this customer base- a $9 Billion dollar market segment.

Traction

Our inbound leads have grown average of 50% each quarter

Since launching our initial prototype and 2.0 beta, customer outreach for our product has grown at a rapid rate. **10x the growth since our first 2016 Republic campaign!**





This inbound outreach has allowed us to quantify prospective customer interest and collect valuable data on what our customers are looking for, and what market segments they are coming from. Our 3.0 model has been fine-tuned to respond to those needs, in a cost- effective and scalable design.

Business Model

Direct-to-consumer sales model allows us to reduce costly inventory, tailor-make units to order, and improve the consumer experience with a direct product-buyer relationship.

After a basic assessment, the product is made to order, shipped to the buyer's location, and deployed on site with a dedicated farm from a Box team.



UNIT SALES: DIRECT TO CONSUMER SALES
Starting at $55,000 retail, we make a margin on each unit



RECURRING: SUBSCRIPTION TO ONGOING SUPPORT
Membership into the Farm from a box ecosystem provides ongoing support and technology upgrades



LICENSING AND DATA
As we grow, we will have future revenue streams from licensing agreements and environmental data generated from IoT Suite

Global Need

There are nearly 550 million smallholder farms in the world today and that is expected to reach roughly 750 million by 2030. Climate change, land degradation, population growth and other global changes means smallholder agriculture has to rapidly evolve and adopt climate-resilient technologies on a large scale.





Globally, we can expand and strengthen the

550 MILLION SMALLHOLDER FARMS

and feed the world sustainably.

With the enablement of modern technology, we can establish new innovative infrastructure that can leapfrog that of more developed countries, and strengthen global food security.





Use of Funds

We are raising $1,000,000 to build our sales and marketing initiatives, streamline our manufacturing and deployment, and provide us with 12 months of runway for production and sales.

THIS FUNDING WILL ENABLE US TO:

✅ **Commercially launch our 3.0 product**

✅ **Convert our sales funnel into revenue**

✅ **Build a predictive revenue model through growth marketing efforts**

✅ **Expand our team and bring on staff in sales, logistics and deployment**

✅ **Advance additional product releases for the international market**

Our path forward



Over this past year, we have collected valuable user feedback, advanced the product, and have secured significant strategic partnerships. With our technology proven and a robust sales pipeline, it is time to dive into commercialization and sales!

Our team will work to secure our first 20 sales within the domestic market at the start of 2018 by expanding our team, building our our marketing strategy and launching our 3.0 product commercially.

20 UNITS = $1 MILLION IN SALES

Where business meets impact



THIS IS WHERE
WE MAKE MONEY

THIS IS WHERE
WE DO GOOD

Business can be a *powerful* agent for change. Let's shift how business impacts the world. We believe business can solve problems, increase efficiency, and foster vibrant healthy communities, while making a profit! Farm from a Box is working to do just that.

> Invest in Farm from a Box

(Bonus) How it all began

The idea struck us back in 2009.

We were building a Youth Empowerment Center in Kenya, using modified shipping containers around a soccer field to provide basic resources in education, health, and sport. But accessing fresh, nutritious food was a problem. Then it occurred to us - what if we could use a shipping container to provide the tools to start a farm and grow food right there? An all-in-one kit ... a "farm-in-a-box."

We spoke with some of the best minds in agriculture, biodiversity, and sustainable energy, farmers, government officials, and some of the largest aid providers in the world trying to understand what was needed and what could be done better. Their answer? We want the infrastructure to support reliable crop growth and the training to do it better. So that's what we built.





Join us

Together, we can build an industry-changing business that provides locally grown, healthy food to communities around the world.

Sometimes the best solutions are the most obvious – let's give people the tools.

For people, planet and nutritious food for everyone!

Thank you!

and Team Farm from a Box!





Invest in Farm from a Box

Team

	Brandi DeCarli	Founding Partner	Before diving into farming, Brandi was the Managing Partner of Human.kind Philanthropic Advisory Group. An avid adventurer and graduate of Berkeley, she is passionate about driving positive change through innovation, compassion, and connection.
	Scott Thompson	Founding Partner	Scott has over 16 years of nonprofit and executive experience, Co-Founding Farm from a Box, TackleBox Lab and Human.kind. He previously held leadership roles with International Children's Games and San Francisco Sports Council.
	Michael Goldbach	Technology/IoT	With a PhD in Engineering-Economic Systems from Stanford, Michael is passionate about using technology to solve real human challenges. Previously with Microsoft, he has done projects with the UNFAO, World Vision and USAID.
	Gal Moyal	Engineering	Renewable Energy expert blending and leveraging existing technologies with new innovations to deliver cost effective commercial renewable energy solutions globally

	James Bilafumba	Engineer, Tanzania	A specialist in electrical engineering systems, James is a key member of Farm from a Box's Tanzania team. He is a respected instructor at the Kasulu Institute of Technology in Tanzania, and runs his own local radio program.
	Ann Veneman	Advisor	Ann Veneman was Executive Director of UNICEF until 2010. Prior to that she was Secretary of the United States Department of Agriculture, the only woman to have ever held that position.
	Nina Gardner	Advisor	Nina is Founder/Director of Strategy International. She specializes in corporate sustainability, CSR and public-private partnerships.. She is also an adjunct professor at Johns Hopkins SAIS Business and Human Rights.
	Craig Severence	Advisor	Craig is a founder of Intermodal Structures, steel frame modular buildings that can be rapidly manufactured. He was also a senior partner, Director of Acquisitions at AMB Property Corporation completing over $3 billion in acquisitions.
	Miguel Altieri	Advisor	Dr. Altieri is a globally recognized expert in climate resilient small farm development, and professor of agroecology at UC Berkeley. He is the author of more than 200 publications, and numerous books.

Perks

$100	You are amazing and we want you to know it! Appreciation and social accolades coming your way!
$500	You are what you eat! Feed your brain with your own personalized copy of Michael Pollan's Food Rules: An Eater's Manual, with serious social gratitude from the founders
$1,000	Receive a custom FarmFAB Swag-Bag that will delight your senses and have you showing the world that you are a part of the good food revolution!
$5,000	Get ready to be included in our 2018 Farm from a Box music video! Yes, it will be easy and yes, it will be INCREDIBLE!
$10,000	Come and join us for a special farm tour event and dinner with the founders! Seeing is believin' and we can't wait to show you!
$25,000	GET READY for... a VIP dinner event with a surprise celebrity food guest! This is an experience no to be missed!

FAQ

How much does it cost?	The complete 3.0 system retails at $55k, excluding local delivery. This is inclusive of the full 3kW power system, 2-acre water system with pump and filter, internal cold storage, Wi-Fi, and the Remote Data Monitoring system. When the system is delivered, our team will be there to ensure all technology is hooked up and you are ready to go! When sales and production ramp up, our margin will increase with economies of scale.
What is proprietary?	The Farm from a Box system is patent-pending. Trademarks and Registration has been filed and submitted.
Why are we the team to lead this? What other staff will you bring on?	We have the persistence, passion, and grit to lead this business. From technology to agriculture and manufacturing to government- we have built a network of global experts at our access. The founders skill sets complement one another, and we are going to build out the team to include full-time roles in engineering, agriculture, logistics, and data technology.
How long with the system last?	We expect the overall system to last for 15 years. Every aspect of the Box and its components has been designed and selected with maximum durability and simplicity in mind. The container itself will last for 20+ years, with other hardware items such as the PV system, water pump, invertor and battery storage all having an expected lifespan of 15-20 years. Other components, such as the irrigation system, will vary and may require some replacement.
Can it be moved or is it permanent?	It *could* be moved, yes. Some technology would need to be removed and put back inside the container. Once on site and deployed, the outside components that are operational in the field (the pump, the filtration unit, irrigation system, and any outside sensors) would need to be removed and put back into the unit for shipment. This would also include the solar panels and roof rack on top of the container.
Do the units come in different colors?	Yes! Currently, we are offering the units in barn red, earth tan, and our new leaf green. We will also let you in on a little surprise, we also have plans to collaborate with artists and offer special edition units that are covered in art!
Do you use reclaimed shipping containers or new ones?	New ones. We did consider using old shipping containers, but we wouldn't be able to guarantee the quality and durability. Plus, the cost difference is very slight. Because we are going to manufacturing the units in a large quantity, it was also better to use a new "clean-slate" container.
Does it come with seeds?	No, there is no organic material in the system. Because out unit can support any kind of crop, selection of seeds depends entirely on what you want to grow.
Where does the water come from?	Water is clearly a vital component to any farm, and our system is designed to conserve water and use it wisely. Because our system can adapt to different areas, we have developed different water access kits with pump systems that can operate a groundwell system, hook up to a municipal line, and even pump from a river or lal

Why 2-acres?	2-acres if a bit of a sweet spot: it is large enough for a very abundant amount of food, while being small enough that it does not require any heavy machinery. It can operated by a family. Globally, the majority of small farms around the world are on about 2 acres and less. We wanted to make it a broad solution for the masses. Plus, the power generated from the PV system is enough to evenly distribute the water throughout the field while also powering the internal technology.
Can the Box power a sound system inside?	Yes. Music is the best and we encourage it. (plants like it, too)

